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FOR IMMEDIATE RELEASE

Contact:    William S. Hoppe
            Rock Bottom Restaurants, Inc.
            (303) 664-4000

                        ROCK BOTTOM RESTAURANTS ANNOUNCES
                             DATE OF SPECIAL MEETING

LOUISVILLE, Colorado -- June 24, 1999 -- Rock Bottom Restaurants, Inc. (Nasdaq: BREW) today announced that the special meeting of Rock Bottom's stockholders to be held for the purpose of voting on the proposed merger of Rock Bottom and a wholly-owned subsidiary of RB Capital, Inc., a corporation organized by Rock Bottom's Chairman, President and Chief Executive Officer, Frank B. Day, will take place at 10:00 a.m. (Mountain Daylight Time) on Friday, July 23, 1999 at the Hotel Boulderado in Boulder, Colorado. Stockholders of record as of June 14, 1999 will be entitled to vote at the special meeting. The merger, which is structured as an all cash transaction at $10.00 per share, was previously announced by Rock Bottom on March 19, 1999.

Based in Louisville, Colo., Rock Bottom Restaurants, Inc. owns and operates 63 restaurants -- 39 Old Chicago restaurants and 24 brewery restaurants operating under the names Rock Bottom Restaurant & Brewery, ChopHouse & Brewery, and Walnut Brewery. All of the Rock Bottom's restaurants are casual dining establishments featuring attentive customer service, high-quality, moderately priced food, and a distinctive selection of microbrewed and specialty beer served in a comfortable and entertaining atmosphere.

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